Ballard Power Systems Inc.

News Release

Ballard and Anglo American Launch Field Trial of Fuel Cell Home Generator in Rural South Africa

For Immediate Release – August 5, 2014

NALEDI TRUST, SOUTH AFRICA – Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) and Anglo American Platinum, the world’s largest primary producer of platinum, today announced the launch of a field trial of a methanol-fuelled home generator system in an off-grid residential application. Ballard and Anglo American Platinum have partnered with Eskom, South Africa’s power utility, and The Department of Energy of South Africa to conduct the 12-month field trial.

The trial is being conducted in the rural community of Naledi Trust, identified by South Africa’s Department of Energy as a suitable site, without access to grid power. Naledi Trust is part of the Moqhaka Local Municipality in the southern part of the Fezile Dabi District of the Free State province of South Africa.

Platinum-based fuel cells provide a significant economic and environmental development opportunity for South Africa by facilitating the provision of clean, reliable and cost-effective power. As a result, last year the South African government made a commitment of investment funding to support home generator field trials, reinforcing support for that country’s fuel cell industry.

Andrew Hinkly, Anglo American Platinum’s Executive Head of Marketing said, “This field trial will provide valuable insight into the market requirements of off-grid communities. The fuel cell product has significant market potential in South Africa and the rest of Africa. When commercialized, these products will provide an opportunity to create jobs in South Africa.”

The trial utilizes Ballard’s commercially proven 5 kilowatt (kW) ElectraGen™-ME fuel cell system, integrated by Anglo American Platinum into a complete prototype off-grid solution, including a battery bank and inverter operating within a micro-grid. The system is designed to provide a total of 15 kW’s of fuel cell-generated electric power and can generate peak power of 70 kW’s with the support of batteries. This configuration will power the thirty-four (34) rural homes in the Naledi Trust community. Monthly delivery of liquid methanol fuel to an external storage tank will enable uninterrupted primary power to these homes.

The field trial is intended to validate technical and operating requirements of a home generator product for off-grid applications in South Africa. Other important factors also being assessed include the logistics of fuel delivery, rural consumer electricity usage patterns as well as ongoing product maintenance requirements.

Godfrey Oliphant, Deputy Minister of South Africa’s Department of Mineral Resources said, “A number of manufacturing and service jobs can be created from this initiative, providing an opportunity for export of value-added products to other emerging markets. This will create a new technology sector in the country. It also, significantly, supports the South African Beneficiation strategy by creating additional platinum demand of up to seven-thousand-five-hundred (7,500) ounces over fifteen (15) years through the creation of a new market.”

Moqhaka Executive Mayor, Justice Mareka added, “Access to reliable, low cost and clean electricity is a vital component of the social and economic well-being of our community. We are pleased the Naledi Trust community has been selected as part of this trial program for the fuel cell home generator.”

In parallel with the 12-month field trial, ongoing development work at Ballard will continue on a new lower cost methanol fuel reformer and longer life fuel cell stack for a commercial version of the home generator, under a Product Development Agreement signed with Anglo American Platinum and announced in 2012.

Karim Kassam, Ballard Vice President of Business Development said, “In addition to being a catalyst for growth of off-grid residential applications, successful development of a commercial home generator product is also expected to offer cost reduction benefits for the ElectraGen™-ME methanol-fueled systems used in commercial Telecom Backup Power applications.”

About Ballard Power Systems
Ballard Power Systems (TSX: BLD)(NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated market growth drivers, product attributes and corresponding value propositions for our customers. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities. The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com